UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73693 / November 26, 2014

Admin. Proc. File No. 3-16023

In the Matter of

REGENECA, INC.,
RETAIL PRO, INC.,
TRI-VALLEY CORPORATION, and
VECTRA TECHNOLOGIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Regeneca, Inc., Retail Pro, Inc., Tri-Valley
Corporation, or VECTRA Technologies, Inc., and the Commission has not chosen to review the
decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Regeneca, Inc., Retail Pro, Inc., Tri-Valley
Corporation, and VECTRA Technologies, Inc. The order contained in that decision is hereby
declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities
Exchange Act of 1934, the registrations of each class of registered securities of Regeneca, Inc.,
Retail Pro, Inc., Tri-Valley Corporation, and VECTRA Technologies, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Int'l Bldg. Techs. Grp., Inc., Regeneca, Inc., Retail Pro, Inc., Tri-Valley Corp. and VECTRA
Techs., Inc.*, Initial Decision Rel. No. 675 (Sept. 22, 2014), 109 SEC Docket 17, 2014 WL
4678753. The stock symbols and Central Index Key numbers are: RGNA and 1056598 for
Regeneca, Inc.; RTPRQ and 866535 for Retail Pro, Inc.; TVLYQ and 22551 for Tri-Valley
Corporation; and VCTRQ and 782379 for VECTRA Technologies, Inc.

INITIAL DECISION RELEASE NO. 675
ADMINISTRATIVE PROCEEDING
File No. 3-16023

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of INTERNATIONAL BUILDING TECHNOLOGIES GROUP, INC., REGENECA, INC., RETAIL PRO, INC., TRI-VALLEY CORPORATION, and VECTRA TECHNOLOGIES, INC.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS September 22, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Regeneca, Inc., Retail Pro, Inc., Tri-Valley Corporation, and VECTRA Technologies, Inc. (collectively, the Four Respondents).[1] The revocations are based on the Four Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On August 20, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that the Four Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. On August 29, 2014, I issued an order notifying the parties that a telephonic prehearing conference would be held on September 17, 2014. *Int'l Bldg. Techs. Grp., Inc.*, Admin. Proc. Rulings Release No. 1747, 2014 SEC LEXIS 3096. I also found that Respondents were served with the OIP by August 22, 2014, in accordance with Commission

[1] The case has already ended as to International Building Technologies Group, Inc. *Int'l Bldg. Techs. Grp., Inc.*, Exchange Act Release No. 73084, 2014 SEC LEXIS 3382 (Sept. 12, 2014).

Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by September 4, 2014. *Id.*

On September 5, 2014, I ordered Respondents to show cause by September 17, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Int'l Bldg. Techs. Grp., Inc.*, Admin. Proc. Rulings Release No. 1759, 2014 SEC LEXIS 3198. To date, none of the Four Respondents has filed an Answer, responded to the Order to Show Cause, or appeared at the telephonic prehearing conference held on September 17, 2014.

FINDINGS OF FACT

The Four Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Regeneca, Central Index Key (CIK) No. 1056598, is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Regeneca is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $888,400 for the prior nine months. As of August 18, 2014, the common stock of Regeneca was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Retail Pro, CIK No. 866535, is a void Delaware corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Retail Pro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2007, which reported a net loss available to common shareholders of $4,600,000 for the prior nine months. On January 10, 2009, Retail Pro filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 proceeding on December 10, 2009, and was still pending as of August 18, 2014. As of August 18, 2014, the common stock of Retail Pro was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tri-Valley Corporation, CIK No. 22551, is a delinquent Delaware corporation located in Bakersfield, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tri-Valley Corporation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $1,483,290 for the prior three months. On August 7, 2012, Tri-Valley Corporation filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 proceeding on March 25, 2013, and was still pending as of August 18, 2014. As of August 18, 2014, the common stock of Tri-Valley Corporation was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

VECTRA, CIK No. 782379, is an inactive Washington corporation located in San Ramon, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VECTRA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1997, which reported a net loss of $4,590,000 for the prior three months. On October 2, 1997, VECTRA filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Washington, which was closed on September 8, 2000. As of August 18, 2014, the common stock of VECTRA was traded on the over-the-counter markets.

CONCLUSIONS OF LAW

Section 13(a) and Rules 13a-1 and 13a-13 of the Exchange Act require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Four Respondents failed to file timely periodic reports. As a result, the Four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Four Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Four Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Four Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Four Respondents have not answered the OIP, appeared at the pre-hearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Four Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Regenca, Inc., Retail Pro, Inc., Tri-Valley Corporation, and VECTRA Technologies, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge